Via Facsimile and U.S. Mail
Mail Stop 6010


September 16, 2005

Mr. Gregory H. Keane
Chief Financial Officer
BioScrip, Inc.
100 Clearbrook Road
Elmsford, NY  10523

Re:	BioScrip, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 4, 2005
	File No. 000-28740

Dear Mr. Keane:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and ..., page 16

Critical Accounting Policies, page 17

Allowance for Contractual Discounts, page 18

1. For each period presented, please tell us the amount of changes in estimates of prior period contractual discounts that you recorded during the current period. For example, for 2004, this amount would represent the amount of the difference between estimates of contractual discounts for services provided in fiscal 2003 and the amount of the new estimate or settlement amount that was recorded during fiscal 2004.

Item 8.  Financial Statements and Supplementary Data, page 26

Notes to Consolidated Financial Statements, page 31

Note 2 - Summary of Significant Accounting Policies, page 31

2. Please tell us what claims payable represent and how you account for them.

Note 4 - Acquisitions, page 36

3. For the Fair Pharmacy and Chronimed acquisitions, please give us a
description of the factors that contributed to a purchase price that
resulted in the recognition of goodwill, as this should have been disclosed per paragraph 51(b) of SFAS 141. In particular, please tell us why no amounts were allocated to any customer relationships acquired from Fair Pharmacy and how that was consistent with SFAS
141
and EITF 02-17.

*    *    *    *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ibolya Ignat, at (202) 551-3656, or Oscar M. Young, Jr., Senior Accountant at (202) 551-3622, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
??

??

??

??

Mr. Gregory H. Keane
BioScrip, Inc.
September 16, 2005
Page 1